This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Digital Notes Linked to Wells Fargo and Company due August 06, 2014

The notes are designed for investors who seek a fixed return of at least 8.10%
at maturity if the Final Stock Price is not less than the Initial Stock Price by more than 15%. Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Initial Stock Price by more than 15%, be willing to lose some or all of their principal at maturity.

Trade Details/Characteristics
Issuer JPMorgan Chase and Co. Reference Stock Wells Fargo and Company
Currency USD Contingent Buffer Amount 15.00%
Reference Stock Return Final Stock Price - Initial Stock Price / Initial Stock
Price
Digital Return 8.10% Maximum Potential Loss 100.00%
Maturity August 06, 2014
Settlement Cash
Payment at Maturity If the Final Stock Price is greater than or equal to the
Initial Stock Price, or is less than the Initial Stock Price up to 15%, at maturity you will receive a cash payment that provides you with a return per
$1,000 principal amount note equal to the Digital Return. Subject to adjustments, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Digital Return)

If the Final Stock Price is less than the Initial Stock Price by more than 15%, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Stock Return)

                         If the Final Stock Price is less than the Initial
Stock Price by more than the 15%, you will lose more than the 15% of your principal amount and may lose all of your principal amount at . maturity.
Initial Stock Price Initial Stock Price of the Reference Stock on the pricing date, subject to adjustments
Final Stock Price Closing Stock Price of the Reference Stock on the Observation
Date
Observation Date August 01, 2014

Preliminary Termsheet http://www.
sec.gov/Archives/edgar/data/19617/000089109213006261/e54628fwp. htm
Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

The "total return" is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal note to $1,000. Each hypothetical total return set forth below assumes an Initial Stock Price of
$43.00 and a Digital Return of 8/10% and reflects the Contingent Buffer Amount of 15% The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Reference Stock Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.
[]   Your investment in the notes may result in a loss of some or all of your principal, and is subject to the credit risk of JPMorgan Chase and Co. Your maximum gain on the notes is limited to the Digital Return.
[]   JP Morgan Chase and Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase and Co.'s obligations under the notes.
     Their interests may be adverse to your interests.
[]   JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
[]   JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
[]   JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt
[]   Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
[]   The value of the notes as published by JPMS may be higher than JPMS's then-current estimated value of the notes for a limited time.

The Benefit provided by the Contingent Buffer may terminate on the Observation
Date. The anti-dilution protection for the Reference Stock is limited and may be discretionary.
[]   Lack of liquidity - J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell or trade the notes easily.
[]   No dividend payments or voting rights in ther Reference Stock [] No interest payments

Final Stock Price Stock Return Total Return
----------------- ------------
   60.2000         40.00%        8.10%
   51.6000         20.00%        8.10%
   47.3000         10.00%        8.10%
   46.4800          8.10%        8.10%
   45.1500          5.00%        8.10%
   44.0750          2.50%        8.10%
----------------- ------------ ------------
   43.0000          0.00%        8.10%
----------------- ------------ ------------
   40.8500          -5.00%       8.10%
   38.7000         -10.00%       8.10%
   36.5500         -15.00%       8.10%
   36.5457         -15.01%      -15.01%
   34.4000         -20.00%      -20.00%
   30.1000         -30.00%      -30.00%
   25.8000         -40.00%      -40.00%

The table and charts above assumes an Initial Stock Price of 43. The actual
Initial Stock Price will be provided in the pricing supplement.
The numbers appearing in the table and footnote above have been rounded for ease of analysis.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. Filed pursuant to Rule 433 Registration Statement No: 333-177923 Dated: July 15,
2013